EXHIBIT D-1

THIS CONTRACT is entered into by and between the City of Cincinnati and
Cinergy Technology, Inc. on this        day of                , 199    .

As used in this agreement the following words and terms have the following meanings:

"CITY" means the City of Cincinnati, an Ohio Municipal Corporation.

"Grantee" means Cinergy Technology, Inc., an Indiana for profit corporation, and any successor or assign of Cinergy Investments, Inc. to this agreement.

"Street" means the surface of, the space below and above, any public right-of-way, or City owned street, road, alley, highway, sidewalk, or bridge.

"Street" also includes any other property owned by City.

"Agreement" or "Franchise" refer to the rights and obligations permitted by this contract.

"System" means the chilled water plant or plants, pipes, manholes and the appurtenances of the chilled water facilities Grantee constructs under this agreement.

"Gross Revenue" means all income received by Grantee, or any company related to Grantee, for the sale of chilled water within the operating area described Section 1A. Gross Revenue includes all sundry revenue received by Grantee, or any related company, such as tap in fees and service charges. Gross Revenue does not include income received from the sale of equipment, provided that the equipment sale is not used as an off set to or a subsidy of the sale of chilled water. Gross Revenue does not include the sale of chilled water not associated with or connected to the System.

Section 1.    NATURE AND TERM OF GRANT

A. City does hereby grant to Grantee a nonexclusive right to construct, operate and maintain a chilled water system in the Streets of Cincinnati bounded by and including Eggleston Avenue on the east, Central Avenue on the west, Central Parkway on the north and to the banks of the Ohio River on the south. City will give Grantee the right to install pipes on the Streets delineated on Grantee's master plan; said plan will be given to City by December 31, 1995 or three business days prior to the execution of this agreement, whichever comes first. The master plan will give the approximate horizontal and vertical location of Grantee's facilities in Street. The parties acknowledge that the exact location may vary as field locations dictate Grantee shall provide City with more detailed plans of the location of its facilities by March 1, 1996. Grantee must have said pipes installed by December 31, 2000. Nothing contained herein shall prevent City from permitting another provider to install a System in a Street if there is adequate space in said Street in addition to what is required by Grantee's master plan. Grantee acknowledges that the City is concerned with disruptions to business and traffic and to the overcrowded condition of the Street's subsurface area. Therefore, Grantee acknowledges that no pipe shall be installed in a City Street without the prior approval of the City Engineer, said approval shall not be unreasonably withheld.

B. Grantee shall have the right to operate a chilled water system in the Streets for a period of twenty-five years commencing with the execution of this agreement. Five years after execution of this agreement the parties shall negotiate in good faith to extend this nonexclusive agreement. In considering a renewal of this agreement City shall consider, among other things, the adequacy of Grantee's performance and services under this agreement, Grantee's past and proposed charges for chilled water, City's economic development needs, and the proposed franchise fees.

Section 2.    SALE, TRANSFER OR ASSIGNMENT

Grantee may not sell or transfer the rights under this agreement without the written consent of City, which shall not be unreasonably withheld. Prior to any sale or transfer Grantee shall provide City with adequate information about the acquiring persons' identity, character, competence in the chilled water business and financial ability to operate the System.
Any sale, transfer, or assignment of the rights under this agreement shall be binding on Grantee's purchaser, transferee, or assignee. The City's granting of consent in one instance shall not render unnecessary any subsequent consent in any other instance.

Nothing contained herein shall be deemed to prohibit the mortgage, pledge or assignment of Grantee's System for purposes of financing the construction and operation of the System. Nor shall anything in this section preclude Grantee from selling or assigning this contract or transferring the rights under this contract to an associated organization of Grantee. If such a sale, assignment or transfer takes place Grantee shall provide City with any information City may need to ensure compliance with this agreement.

Section 3.    ABANDONMENT

Grantee shall not abandon service under this agreement without giving all of its affected customers and City at least twelve months written notice, or a lesser time if all affected customers agree otherwise.

Whenever Grantee intends to abandon all or part of the System, Grantee shall submit to City a written notice describing the portion of the System to be abandoned and the anticipated date of abandonment. The part(s) of the System to be given up must be abandoned in accordance with all ordinances and regulations of City in effect at the time of abandonment.

Section 4.    TERMINATION

Unless renewed, this franchise shall terminate at the end of its term. Before the end of the franchise term, Cincinnati City Council may terminate this franchise if it finds, after notice and hearing on record, that Grantee has abandoned the franchise. In the event that Grantee has continued service in, and efforts to promote, only a portion of the franchise's geographical area, the franchise may be terminated only as to the remaining geographical area.

City recognizes that there may be instances, such as a public works project or a building demolition or vacancy, which may interrupt the demand for chilled water services. It is the intent of the parties that such events not be construed as an abandonment, partial abandonment, or failure to serve or promote a portion of the geographic area.

Section 5.    RATES

Grantee shall provide its goods and services on a nondiscriminatory basis. Grantee will negotiate its rates by contract with its customers. City will not request any rate caps.

Should City purchase the products or services of Grantee for any City-owned building or any building wholly leased by City, Grantee shall provide City with the lowest rates provided to any of Grantee's customers whose building has characteristics similar to the building City wants served. Subsequent to any agreement between City and Grantee, should Grantee provide even lower rates to a similarly situated customer, then City shall receive these lower rates.

Section 6.    COMPENSATION

A. Grantee shall pay to the Treasurer of the City of Cincinnati fifty-thou-sand dollars, for the year 1996, within thirty days of the execution of this agreement. Grantee shall pay to the City Treasurer seventy-five thousand dollars by January 31, 1997 for the year 1997. Subsequent to 1997, and for so long as this agreement is in effect, Grantee shall pay to the City Treasurer the sum of seventy-five thousand dollars by January 31 of each year.

B. Subsequent to 1997, the minimum payment shall be $75,000 (as set forth below). In addition to the aforesaid minimum $75,000, Grantee shall pay to the City if Grantee's Gross Revenue exceeds $3,750,000, in any one year and if the franchise is exclusive as follows:

Compensation shall be:

If Gross Revenue is over $3,750,000.00
but not over $4,000,000                     $75,000 plus 2% over 750,000

If Gross Revenue is over$4,000,000 but
not over $6,000,000                              80,000 plus 3% over $4,000,000
If Gross Revenue is over $6,000,000 but
not over $8,000,000                              140,000 plus 3.5% over $
6,000,00

If Gross Revenue is over $8,000,000 but
not over $20,000,000                        $210,000 plus 4% over    $8,000,000

If over $20,000,000                         $690,000 plus 5% over
$20,000,000

C. Subsequent to 1997, the minimum payment shall be $75,000 (as set forth below). In addition to the aforesaid minimum $75,000, Grantee shall pay to City if Grantee's Gross Revenue exceeds $3,750,000 in any one year, and if the franchise is nonexclusive, as follows:

Compensation shall be:

If Gross Revenue is over $3,750,000 but
not over $5,000,000                         $75,000 plus 2% over $3,750,000

If Gross Revenue is over $5,000,000 but
not over $8,000,000                         $100,000 plus 2.5% over $5,000,000

If Gross Revenue is over $8,000,000 but
not over $10,000,000                        $175,000 plus 3% over
$8,000,000

If Gross Revenue is over $10,000,000 but         $235,000 plus 3.5% over
not over $20,000,00                         $10,000,000

If Gross Revenue is over $20,000,000             $585,000  plus 4% over
$20,000,000

D. Whether the franchise is exclusive or nonexclusive the amount due beyond the minimum seventy-five thousand dollars shall be paid to the City Treasurer within 30 days of the end of Grantee's fiscal quarter.

E. Should the franchise be totally abandoned pursuant to Section 3, then in this event Grantee shall not be liable for the seventy-five thousand dollar minimum fee in years succeeding the total abandonment.

Section 7.    AUDITING

The payments mentioned in paragraph 6 shall be to the Treasurer of the City of Cincinnati. Accompanying each payment, Grantee shall file with the City Treasurer a report of its calculation of the payment setting forth its Gross Revenue and the method used to determine Gross Revenue.


All of Grantee's books and records concerning its Gross Revenue and its calculation of payments to City shall be open for inspection by the appropriate officer of City, or by City's designee, at all convenient times to determine the amount of compensation due to City from Grantee under this agreement.

Section 8.    CONSTRUCTION

City reserves the right to authorize the exact location of Grantee's System within a Street. Grantee shall abide by all City ordinances, rules and regulations in constructing and maintaining the System. Grantee acknowledged these ordinances, rules and regulations may change over time and agrees to abide by all such revisions.

Grantee is responsible for restoration of Streets it may disturb in the construction, operation, maintenance and abandonment of the System. Said restoration shall be promptly completed as required by City permit. City may, after giving written notice (absent an emergency) to Grantee, refill and/or re-pave any opening caused by Grantee in Street, and the expense thereof shall be paid by Grantee. City reserves the right, after providing notice to Grantee, to remove and/or repair any work caused by Grantee which, in the determination of the City Engineer, is inadequate. The cost thereof, including the cost of inspection and supervision, shall be paid by Grantee.

Section 9.    RESERVATION OF CITY STREET RIGHTS AND RELOCATION

Nothing in this agreement shall be construed to prevent City from constructing any public facility, grading, paving, repairing and/or altering any Street. Whenever City deems its necessary that Grantee's System in any Street must be relocated for a Governmental Purpose, Grantee, shall relocate, support and protect, that portion of the System at Grantee' sole cost. As used herein a "Governmental Purpose" encompasses all activities defined as a "governmental function" in the current chapter 2744 of the Ohio Revised Code, and more specifically includes Urban Renewal
Projects and any expansion of the Cincinnati Convention Center.   In such
event, City shall order the relocation in writing and provide Grantee with adequate time to complete the relocation. City covenants to cooperate with Grantee in an effort to minimize Grantee's relocation costs.

Section 10.   MAINTENANCE

Grantee covenants to keep System in good operating condition and make repairs and alterations on a timely basis. Grantee shall make staff available for emergency repairs on a twenty-four hour basis. Should Grantee be notified of a pipe leak or excessive vapor discharge Grantee shall respond to the notice within one hour.


During construction, maintenance, or abandonment Grantee shall provide for the support and protection of adjacent buildings, governmental and privately operated facilities.

Grantee shall maintain full participatory membership in the Ohio Utilities Protection Service so long as it operates System. In addition Grantee shall provide depth information of its facilities when responding to requests from the Ohio Utilities Protection Service. Grantee shall provide City's Permits and Licenses Division with documentation showing that said membership is current.

Grantee shall provide, at its cost, all available information and participatory activities requested by the Cincinnati Area Geographic Information System.

Section 11.   ENVIRONMENTAL AND HAZARDOUS SUBSTANCE CONCERNS

In its activities pursued under this agreement, Grantee shall comply with all rules, regulations, ordinances and statutes concerning the environment, the use of hazardous materials, noise and the release and control of vapor.

Section 12.   AGREEMENT NOT EXCLUSIVE

This agreement is not exclusive. City expressly reserves the right to grant to other persons or corporations, as well as the right in its own name as a municipality, to use its Streets for similar or different purposes allowed Grantee hereunder, except as otherwise provided herein.

Section 13.   HOLD HARMLESS AND INSURANCE

A. Grantee acknowledges that despite its best efforts the System may malfunction causing damage to the property of City. Grantee shall reimburse City for any damages the City may incur as a result of the construction, operation, maintenance, existence, replacement or removal of the System.

Grantee hereby agrees and covenants to indemnify, defend and hold the City, its officers, agents, and employees harmless from any claim for injury, damage, loss, cost and expenses, including court and appeals costs, and reasonable attorney fees arising from any casualty or accident, to person or property by reason of any act or omission by Grantee done under this agreement.

The provisions of this section shall not be binding if damages are caused by an act of City or a third party not an agent of Grantee.

B. Grantee shall maintain in force, for so long as this agreement is in effect, and available for City inspection, general liability insurance in the amount of not less than thirty-million dollars. Said insurance shall cover damages whether they be predicated on Grantee's negligence or on strict liability.

Section 14.   POLICE POWER

City shall retain its power to adopt any applicable ordinances or regulations as City shall find necessary in the exercise of its police power; this includes, but is not limited to, City zoning and building codes.

Section 15.   WAIVER

A waiver by City of a breach of this agreement by Grantee is not a waiver of any future breach by Grantee.

Section 16.   REMEDIES

A. Notwithstanding the mutuality requirement of Section 17, if City deems a matter a material breach, then City may require Grantee to arbitrate the matter using the procedures set out in paragraph 17. However, a decision of the arbitrators cannot require the Grantee to terminate any service provided by the System if contrary to the requirement of the Public Utilities Commission of Ohio.

B. If a court of competent jurisdiction enters a final unappealable judgement, or if an arbitration panel as provided herein, finds that Grantee has practice fraud or deceit upon City then City may terminate all rights of Grantee arising hereunder; provided, however, that Grantee is not required to terminate any service if contrary to PUCO requirements.

C. The City shall give Grantee thirty (30) days prior written notice of its intent to exercise its rights under this Section, stating the reasons for such action. If Grantee cures the stated reason within the thirty (30) day notice period, or if the Grantee initiates efforts satisfactory to the City to remedy the stated violation and the efforts continue in good faith, the City shall not exercise its remedy rights. If Grantee fails to cure the stated violation within the thirty (30) day notice period, or if the Grantee does not undertake efforts satisfactory to the City to remedy the stated violation, then the City, upon reasonable notice, may impose any or all of the remedies available under this agreement and in law.

Section 17.   ARBITRATION

A. The arbitration procedures provided under this agreement may be exercised only upon the consent of City and Grantee. The determination of the arbitrators shall be final and binding upon the City and Grantee.

B. The City may initiate arbitration by sending written notice to Grantee and the Grantee may initiate arbitration by sending written notice to the City. The non-initiating party must then consent to arbitration or refuse arbitration within 15 days from the date notice is received.

C.      1.    If arbitration is consented to by both parties, the City and
Grantee shall each select one arbitrator within fifteen (15) days of receiving notice that arbitration has been consented to.

2.  The two arbitrators shall select a third arbitrator within fifteen
(15) days after the appointment of the two arbitrators. If the two arbitrators are unable to agree upon a third arbitrator within the time limit, then the third arbitrator shall be appointed by the presiding judge of the Hamilton County Court of Common Pleas.

D. After all three arbitrators have been selected, they shall each take an oath to serve neutrally and impartially. The arbitration panel shall then schedule a date, time and place for hearing the presentations of the City and the Grantee. The hearing shall occur not more than sixty (60) days after the appointment of the third arbitrator, unless extended by mutual agreement of the City and Grantee. The arbitrators shall make a written report, including findings of fact and conclusions of law, to the City and the Grantee of their final determination within sixty (60) days after completion of the hearing.

E. The City and the Grantee shall each pay the cost of the arbitrator it selected. The cost of the third arbitrator, along with any other costs associated or arising from the arbitration, shall be divided equally between the City and the Grantee.

F. In the event that one or both of the parties hereto does not consent to arbitration, nothing in this section shall be construed as a waiver of the parties' civil remedies.

Section 18.   FORUM FOR LITIGATION

Any litigation between the City and the Grantee arising under or regarding this agreement shall occur, if in the state courts, in the Hamilton County Court having jurisdiction thereof, or if in the federal courts, in the United States District Court for the Southern District of Ohio.

Section 19.   NOTICE

Any notice provided for under this agreement shall be sufficient if in writing and delivered personally to the following addressee or deposited in the United States Mail, postage prepaid, certified mail, return receipt requested, addressed as follows, or to such other address as the receiving party hereafter shall specify in writing:

If to the City:    c/o City Manager
                   City of Cincinnati
                   City Hall
                   801 Plum Street
                   Cincinnati, Ohio 45202

With a Copy to:    City Solicitor
                   City of Cincinnati
                   Room 214, City Hall
                   801 Plum Street
                   Cincinnati, Ohio 45202

      - and -

With a Copy to:    City Engineer
                   801 Plum Street
                   Cincinnati, Ohio 45202

If to the Grantee: William J. Grealis
                   P.O. Box 960
                   Cincinnati, Ohio 45201

With a Copy to:    Cheryl Foley
                   P.O. Box 960
                   Cincinnati, Ohio 45201

Section 20.   ABILITY TO RENEGOTIATE

Within one year of execution of the agreement City may, at its discretion, require that Grantee accept an exclusive franchise for the provision of chilled water within the geographic area mentioned in Section 1A. In such event, the compensation paid to City will be as outlined in paragraph six of this agreement. In such event all other terms and conditions of this agreement shall remain in full force and effect.

Section 21.   HEADQUARTERS

Grantee covenants that the headquarter's personnel of Grantee, or the headquarter's personnel of the corporate division actually operating System, shall be located in the City of Cincinnati for at least 10 years from the date of execution of this agreement.

Section 22.   HOT WATER/STEAM OPTION

A. City, at its discretion, retains the right to grant Grantee, and Grantee accepts the responsibility to construct and operate, an exclusive franchise to provide hot water and/or steam in the area delineated in paragraph one. If City exercises this option, and if Grantee has an exclusive franchise to provide chilled water within the area delineated in paragraph one, then Grantee shall pay City a total of two-hundred thousand dollars, within thirty days of the grant of the hot water/steam franchise. In the event that this option is exercised, any amount paid pursuant to paragraph 6A for a corresponding year shall be credited. (It is the intent of the parties that should Grantee receive two exclusive franchises then Grantee shall pay City a total of $200,000 in the year the hot water/steam franchise is granted, and a minimum of $100,000 each year thereafter.) In each year subsequent to the grant of the hot water/steam franchise, and for so long as this agreement is in effect, Grantee shall pay the City Treasurer the sum of one-hundred thousand dollars by January 31 of each year. In addition, Grantee shall pay 4% of its gross revenue exceeding two million five-hundred thousand dollars.

B. Should City exercise its option hereunder, then in this event the term "Gross Revenue" shall mean all income received by Grantee, or any company related to Grantee, for the sale of chilled water, hot water, and/or steam within the operating area described in Section 1A. Gross Revenue includes all sundry revenue received by Grantee or any related company, such as tap in fees and service charges. Gross Revenue does not include income received from the sale of equipment, provided that the equipment sale is not used as an offset to or a subsidy of the sale of chilled water, hot water, and/or steam. Gross Revenue does not include the sale of chilled water, hot water, and/or steam not associated with or connected to System.

C. The annual minimum payment required under this paragraph shall be paid on January 31. The amount due beyond the annual minimum payment shall be paid to the City Treasurer within 30 days of the end of Grantee's fiscal quarter.

D. Should the hot water/steam franchise granted under this paragraph be totally abandoned pursuant to paragraph 3 of this agreement, then in this event Grantee shall be liable for the annual minimum payments in the years succeeding the abandonment as outlined in paragraph 6A. Should both franchises be abandoned then Grantee shall not be liable for any minimum payments in the years succeeding the total abandonment.

E. Should Grantee operate a hot water/steam system as provided in this paragraph, then with the exceptions of the provisions enumerated in this paragraph, all provisions of this contract shall be binding on the parties.

F. Should City exercise its options under this paragraph the parties shall negotiate a time table for the construction and completion of the hot water/steam system.


RECOMMENDED BY:                             CITY OF CINCINNATI


By:
Director of Public Works                         John F. Shirey
City Manager


APPROVED AS TO FORM:                        CINERGY TECHNOLOGY, INC.


By:
Assistant City Solicitor                         Jackson Randolph